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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 11-K

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 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                        For the year ended June 30, 2002

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                        Commission file number: 33-60032

                             Buckeye Retirement Plan

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                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                                 Plan Number 002

       Internal Revenue Service -- Employer Identification No. 62-1518973

                             June 30, 2002 and 2001


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















                             BUCKEYE RETIREMENT PLAN


                              Financial Statements
                            and Supplemental Schedule
                        For the Year Ended June 30, 2002

                             BUCKEYE RETIREMENT PLAN

                                    Contents




                                                                           Page


Independent Auditor's Report                                                   2

Statements of Net Assets Available for Benefits                                3

Statements of Changes in Net Assets Available for Benefits                     4

Notes to Financial Statements                                                5-8

Supplemental Schedule

         Schedule of Assets Held for Investment Purposes Prior to
         Transfer of Assets to Other Plan                                      9

Independent Auditor's Report



To the Buckeye Investment Committee
Buckeye Retirement Plan
Memphis, Tennessee

We have audited the accompanying statements of net assets available for benefits of Buckeye Retirement Plan as of June 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Buckeye Retirement Plan at June 30, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes prior to transfer of assets to other plan as of June 30, 2002 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                   Thompson Dunavant PLC
                                                   Certified Public Accountants


November 11, 2002

                             BUCKEYE RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits
                             June 30, 2002 and 2001

                                                             2002               2001
                                                         ---------           ----------
Assets

Investments
    Buckeye Master Trust
      Mutual funds                                        $      -         $ 27,664,376
      Common stock of Buckeye Technologies Inc.                  -            7,500,305
                                                          ---------        ------------

                                                                 -           35,164,681

Receivables
    Employer contributions                                       -            6,184,181
    Other                                                        -               12,080
                                                          ---------        ------------

                                                                 -            6,196,261
                                                          ---------        ------------

Net assets available for benefits                         $      -         $ 41,360,942
                                                          =========        ============


                     The accompanying notes are an integral
                       part of these financial statements

                             BUCKEYE RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits
                   For the Years Ended June 30, 2002 and 2001



                                                                            2002                 2001      .
                                                                        -------------       --------------
Additions to (reductions in) net assets attributed to:
   Investment income (loss)
     Net depreciation in fair value of investments                      $  (6,377,436)      $  (9,339,118)
     Interest and dividends                                                   523,751           2,037,759
                                                                        --------------       -------------
                                                                           (5,853,685)         (7,301,359)

   Employer contributions                                                   5,676,532           6,195,790
                                                                        --------------       -------------

        Total additions (reductions)                                         (177,153)         (1,105,569)

Deductions from net assets attributed to:
   Benefits paid to participants                                            2,182,929           2,149,925
   Administrative expenses                                                     34,420              33,489
                                                                        --------------       -------------

        Total deductions                                                    2,217,349           2,183,414
                                                                        --------------       -------------

Net decrease prior to transfer of assets to other plan                     (2,394,502)         (3,288,983)

Transfer of net assets to other plan                                       38,966,440                   -
                                                                        --------------       -------------

Net decrease in net assets                                                (41,360,942)         (3,288,983)

Net assets available for benefits
   Beginning of year                                                       41,360,942          44,649,925
                                                                        --------------       -------------

   End of year                                                          $           -        $ 41,360,942
                                                                        ==============       =============



                     The accompanying notes are an integral
                       part of these financial statements

                             BUCKEYE RETIREMENT PLAN

                          Notes to Financial Statements
                             June 30, 2002 and 2001



Note 1 - Description of Plan

The following description of Buckeye Retirement Plan provides only general information. Readers should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

Buckeye Retirement Plan (the "Plan") was terminated June 30, 2002 (see note 6). The Plan was a noncontributory defined contribution pension plan covering all eligible salaried and hourly employees, as defined in the plan document, of Buckeye Technologies Inc. and its wholly owned subsidiaries Buckeye Florida, Limited Partnership, Buckeye Florida Corporation, Buckeye Lumberton Inc., Buckeye Mt. Holly LLC, and BKI International Inc. (collectively the "Company"). Employees were eligible upon completion of 1,000 hours of service during their first year of employment or during any Plan year (July 1 to June 30). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Contributions made annually by the Company were computed based upon the following formula:

                 Contribution = (A+B)C A=1% B=.5% X number of years service not to exceed twenty (20) years. C=Plan year compensation. The minimum is 1 1/2% of eligible compensation and the maximum is 11% of compensation.

Contributions were generally funded in the quarter following the Plan's year end.

Participant accounts

Each participant's account was credited with the allocation of the employer's contribution. The value of a participant's account was the contributions made on their behalf plus a proportionate interest in the investment earnings of the funds in which the contributions were invested. The benefit to which a participant was entitled was the benefit that could be provided from the participant's account.

Vesting

Participants were 100% vested in their accounts after completion of five years of credited service. In the event of death, disability, normal retirement (age
65) or if the Plan is discontinued, participants became 100% vested in their account balances.

                             BUCKEYE RETIREMENT PLAN

                             June 30, 2002 and 2001


Note 1 - Description of Plan (continued)

Payment of benefits

Participants could choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Agreement. However, if the participant's vested balance did not exceed $5,000, the Plan could distribute funds in the form of a lump sum payment without the consent of the participant.

Forfeitures

If an employee terminated before his or her account had become fully vested, such portion of the account was forfeited. Forfeitures are used to reduce future contributions by the Company. Forfeitures used to reduce employer contributions totaled $189,210 in 2002.


Note 2 - Summary of significant accounting policies

Investments

Investments are stated at fair value and represent the Plan's share of the market value of fund holdings or are based upon quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefit payments

Benefit payments to participants are recorded upon distribution.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions which affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


Note 3 - Investments

At June 30, 2001, the Plan's investment assets were held in a trust account by Fidelity Management Trust Company and consisted of an interest in the Buckeye Master Trust. The Master Trust also includes the investment assets of Buckeye Retirement Plus Savings Plan. The Master Trust was composed of the common stock of Buckeye Technologies Inc. and interests in ten mutual funds at June 30, 2001.

                             BUCKEYE RETIREMENT PLAN

                             June 30, 2002 and 2001




Note 3 - Investments (continued)

The Plan allowed participants to invest varying portions of their account balances in eleven different investment options which included the common stock of Buckeye Technologies Inc. and ten different mutual funds offered by Fidelity Investments.

The net investment income of the Master Trust for the years ended June 30, 2002 and 2001 is summarized as follows:

                                                                2002                2001
                                                           --------------      --------------

    Interest and dividends                                 $   1,102,601       $   4,609,734
    Net depreciation in fair value of investments            (16,131,979)        (24,061,690)
                                                           --------------      --------------

                                                            $(15,029,378)       $(19,451,956)
                                                           ==============      ==============

The Plan's interest in the Master Trust as a percentage of net assets of the Master Trust was 41.6% at June 30, 2001.

The fair value of individual investments which represent five percent (5%) or more of the Plan's net assets available for benefits as of June 30, 2002 and 2001 is as follows:

                                                      2002              2001
                                                  ------------     -------------

    Fidelity Growth & Income Fund                  $        -      $ 11,213,216
    Buckeye Technologies Inc. common stock                  -         7,500,305
    Fidelity Spartan U.S. Equity Index Fund                 -         6,025,511
    Fidelity Retirement Money Market Portfolio              -         2,260,874
    Fidelity Puritan Fund                                   -         2,607,633

During 2002 and 2001, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                                       2002            2001
                                                   -------------   -------------

     Mutual funds                                  $ (4,052,037)   $ (4,369,002)
     Common stock of Buckeye Technologies Inc.       (2,325,399)     (4,970,116)
                                                   -------------   -------------

                                                   $ (6,377,436)   $ (9,339,118)
                                                   =============   =============

Note 4 - Related party transactions

The Plan purchased $2,414,756 and sold $5,554,649 of the Plan Sponsor's common stock during the year ended June 30, 2002. During the year ended June 30, 2001, the Plan purchased $2,317,837 and sold $2,530,150 of the Plan Sponsor's common stock. The stock held by the Plan at June 30, 2001 had a market value of $7,500,305.

                             BUCKEYE RETIREMENT PLAN

                             June 30, 2002 and 2001



Note 4 - Related party transactions (continued)

Plan investments include interests in certain mutual funds managed by Fidelity Investments Institutional Operations Company, Inc. during the years ended June 30, 2002 and 2001. An affiliate of Fidelity Investments Institutional Operations Company, Inc. is the trustee as defined by the Plan and therefore, these investments and related investment transactions qualify as party-in-interest. Fees paid to Fidelity totaled $34,420 and $33,489 for the years ended June 30, 2002 and 2001, respectively.

The Company provides the Plan with certain management and administrative services for which no fees are charged.


Note 5 - Tax status

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC), and is, therefore, not subject to tax under present income tax law. The Plan, which has been amended since receiving the determination letter, is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


Note 6 - Plan merger and termination

The net assets of the Plan were merged with the assets of Buckeye Retirement Plus Savings Plan on June 28, 2002 and the Plan was terminated on June 30, 2002. The transferred net assets have been recognized in the accounts of Buckeye Retirement Plus Savings Plan as of June 28, 2002 at their balances as previously carried in the accounts of Buckeye Retirement Plan.

                              SUPPLEMENTAL SCHEDULE

                             BUCKEYE RETIREMENT PLAN
            Schedule of Assets Held for Investment Purposes Prior to
                        Transfer of Assets to Other Plan
                       EIN: 62-1518973 / Plan Number: 002
                                  June 30, 2002



                                                               Current
(a) (b)(c) Identity of Issue/Description                      (e) Value
--- ----------------------------------------------            ---------
    Buckeye Master Trust

    Mutual funds
 *    Fidelity Growth & Income Fund                           $10,506,684
 *    Fidelity Spartan U.S. Equity Index Fund                   5,010,601
 *    Fidelity Retirement Money Market Portfolio                2,992,019
 *    Fidelity Puritan Fund                                     2,639,957
      Davis NY Venture A Fund                                   1,842,146
      NB Genesis Trust Fund                                     1,527,650
      Strong Government Securities Fund                           890,028
      Alger Capital Appreciation Fund                             842,892
      PIMCO Capital Appreciation Fund                             712,168
 *    Fidelity Diversified International Fund                     502,193
                                                              -------------
                                                               27,466,338

 *    Buckeye Technologies Inc. common stock                    5,823,570
                                                              -------------

       Total assets held for investment purposes prior to
        transfer of assets to other plan                      $33,289,908
                                                              =============



*   Represents a party-in-interest.

                             BUCKEYE RETIREMENT PLAN

                                  Exhibit Index


Exhibit No.                                      Description

23                                               Consent of Independent Auditors

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLAN



By: /S/ GAYLE L. POWELSON
   --------------------------------------------------
Gayle L. Powelson, Senior Vice President, Chief Financial Officer

Date: December 26, 2002